   As filed with the Securities and Exchange Commission on May 4, 1999

                                                Registration No. 333-75627
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    to
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              SMART & FINAL INC.
            (Exact name of registrant as specified in its charter)

                  Delaware                                      95-4079584
       (State or other jurisdiction of                       (I.R.S. Employer
       incorporation or organization)                       Identification No.)

             600 Citadel Drive, City of Commerce, California 90040
                                (323) 869-7500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           Donald G. Alvarado, Esq.
                    Senior Vice President, Law/Development
                              Smart & Final Inc.
             600 Citadel Drive, City of Commerce, California 90040
                                (323) 869-7500
    (Name, address and telephone number, including area code, of agent for service)

                               ----------------

                                  Copies to:

             Richard W. Lasater                             Daniel S. Sternberg
         Crosby, Heafey, Roach & May                 Cleary, Gottlieb, Steen & Hamilton
          Professional Corporation                           One Liberty Plaza
           700 South Flower Street                        New York, New York 10006
        Los Angeles, California 90017

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                               ----------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
-------------------------------------------------------------------------------
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

Prospectus
                                                                     [LOGO]

                               Smart & Final Inc.

            Rights Offering of 6,486,406 Shares of Common Stock

                            at $9.25 per Share

   If you held our common stock on May 12, 1999, Smart & Final has granted to you rights to purchase additional shares of common stock for a subscription price of $9.25 per share. You have been granted one right for each share of common stock you held on that date. You may purchase one share of common stock for every 3.4884 rights granted to you.

   Our common stock is traded on the New York Stock Exchange under the symbol "SMF". On May 3, 1999, the last reported sale price for the common stock was $10.1875 per share. We anticipate that the rights will be eligible to trade on the NYSE under the symbol "SMF Rt." We cannot assure you that there will be an active trading market for the rights.

   The rights expire at 5 p.m. New York City time, on June 3, 1999, if not properly exercised before that date. If you fully exercise your rights, and other stockholders do not fully exercise their rights, you may elect to purchase additional shares on a pro rata basis. See "The Rights Offering" at page 24.

   Casino USA, Inc. owns approximately 55% of Smart & Final's outstanding common stock. Casino USA has agreed to exercise all rights granted to it and to purchase all shares offered that are not purchased by the other stockholders. If no other stockholders exercise their rights under this offering, Casino USA's ownership of Smart & Final will increase to approximately 64.9%.

   Casino USA will pay for the shares it subscribes for by reducing a $55.4 million debt Smart & Final owes Casino USA by the total subscription price due for those shares. If Casino USA's total subscription price exceeds $55.4 million, Casino USA will pay the excess in cash. Smart & Final will use all net cash proceeds from the rights offering to prepay senior debt owed to its bank lenders.

   Neither the Smart & Final Board of Directors nor the Board's special committee for the rights offering makes any recommendation to you about whether you should exercise any rights.

   Investing in Smart & Final common stock involves certain risks. See "Risk Factors" beginning on page 12.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                     Subscription  Discounts and Proceeds to the
                                        Price       Commissions      Company
--------------------------------------------------------------------------------
  Per Share........................     $9.25          None           $9.25
  Total............................ $59,999,255.50     None      $59,999,255.50
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is May 4, 1999.

   You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or other jurisdiction in which the offer or solicitation is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

   In this prospectus, "Smart & Final," "we," "us" and "our" refer to Smart & Final Inc. and its consolidated subsidiaries, unless the context specifically indicates otherwise.

                               ----------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Available Information.......................................................   3
Forward Looking Statements..................................................   3
Questions and Answers About the Rights Offering.............................   4
Prospectus Summary..........................................................   6
Risk Factors................................................................  12
Use of Proceeds.............................................................  17
Price Range of Common Stock and Dividend Policy.............................  17
Capitalization..............................................................  18
Security Ownership of Certain Beneficial Owners and Management..............  19
Relationship Between Smart & Final and Casino USA...........................  20
The Rights Offering.........................................................  24
  Reasons for the Rights Offering...........................................  24
  No Special Committee or Board Investment Recommendation to Stockholders...  24
  General Terms and Assumptions.............................................  24
  ChaseMellon Shareholder Services, L.L.C...................................  25
  The Rights................................................................  25
  Basic and Oversubscription Privileges.....................................  26
  Subscription Price........................................................  26
  Expiration Time and Date..................................................  26
  Casino USA Standby Purchase and Debt Reduction Agreement..................  27
  Conditions Relating to the Rights Offering................................  27
  Expenses of the Rights Offering...........................................  27
  Exercise of Rights........................................................  28
  Required Forms of Payment.................................................  28
  Special Procedure under "Notice of Guaranteed Delivery" Form..............  28
  Incomplete Forms; Insufficient or Excess Payment..........................  29
  Exercise of Less Than All Rights..........................................  29
  Instructions to Nominee Holders...........................................  29
  Risk of Loss on Delivery of Subscription Warrant Forms and Payments.......  30
  How Procedural and Other Questions Are Resolved...........................  30
  Questions and Assistance Concerning the Rights............................  30
  No Revocation.............................................................  30
  How to Transfer Rights....................................................  30
  Procedures for Nominees Who Are DTC Participants..........................  32
  Foreign and Unknown Addresses.............................................  32
  Right to Block Exercise Due to Regulatory Issues..........................  32
  No Adjustment to Outstanding Stock Options or Other Stock Awards..........  33
  Amendment, Extension and Withdrawal.......................................  33
  Issuance of Stock Certificates............................................  33
  Certain Federal Income Tax Consequences...................................  33
Legal Matters...............................................................  35
Experts.....................................................................  35

                             AVAILABLE INFORMATION

   We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our recent SEC filings also are available to you at the SEC's web site at http://www.sec.gov.

   This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. Accordingly, we incorporate by reference the documents listed below and, until this offering has been completed, any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  . Annual Report on Form 10-K for the year ended January 3, 1999, as amended on Form 10-K/A filed on April 2, 1999.

  . Quarterly Report on Form 10-Q for the fiscal quarter ended March 28,
    1999.

  . Current Reports on Form 8-K filed February 25, 1999 and March 4, 1999.

  . The description of the common stock contained in Smart & Final's
    Registration Statement on Form 8-A filed with the SEC on July 19, 1991, and any subsequent filing which updates the description.

   We will provide each person to whom this prospectus is delivered, including any beneficial owner of our shares, copies of these filings, upon request at no cost, by writing or telephoning us at the address set forth below. You may also obtain certain of these documents by accessing our web site at http://www.smartandfinal.com.

 Smart & Final Inc., 600 Citadel Drive, City of Commerce, California 90040
               Attention: Corporate Communications (323) 869-7500

                        FORWARD-LOOKING STATEMENTS

   This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Our statements of plans, intentions, objectives and future economic or operating performance contained in this prospectus are forward-looking statements. Forward-looking statements include but are not limited to statements containing terms such as "believes," "does not believe," "no reason to believe," "expects," "plans," "intends," "estimates," "anticipated" or "anticipates."

   Forward-looking statements involve known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from results anticipated in the forward-looking statements. We make cautionary statements in certain sections of this prospectus, including under "Risk Factors." You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, the materials referred to in this prospectus, or the materials incorporated by reference into this prospectus. No forward-looking statement is a guarantee or promise of future performance.

                QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

What is a right?

  By exercising rights, you have the privilege to purchase additional shares of Smart & Final common stock for $9.25 per share. Smart & Final has granted to its stockholders on May 12, 1999 one right for each outstanding share of common stock. Each stockholder may purchase one newly-issued share of common stock for every 3.4884 rights. This is the "basic subscription privilege."

May stockholders purchase shares in addition to the basic subscription privilege?

  If other stockholders do not elect to purchase all of the shares offered under their basic subscription privilege, and if you fully exercise your basic subscription privilege, you may elect to purchase additional shares. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege. If Smart & Final receives a payment which exceeds the shares available to allocate to a particular holder, Smart & Final will refund any excess payment without interest as soon as practicable. This is the "oversubscription privilege."

Why is Smart & Final offering the rights?

  As part of Smart & Final's refinancing of its senior debt in November 1998, Smart & Final agreed with its banks and Casino USA to restructure the then existing intercompany notes and advances with Casino USA into a new, subordinated note. We also determined that it would be advisable to increase equity capital to provide greater financial flexibility. Smart & Final and Casino USA also agreed that it would be in Smart & Final's best interests to reduce the $55.4 million debt owed by Smart & Final to Casino USA, through conversion to equity. After review by management and a special committee of the Board of Directors, and following the advice of outside financial advisors, Smart & Final determined that this rights offering was the best approach to providing additional equity capital.

  In this rights offering, Casino USA has agreed to convert up to all of the $55.4 million debt into additional common stock. At the same time, other stockholders have the opportunity to maintain their percentage ownership in Smart & Final by exercising their rights. Net cash proceeds from the rights offering will be used to prepay a portion of Smart & Final's senior revolving credit facility.

How soon must stockholders act?

  The rights expire at 5:00 p.m., New York City time, on June 3, 1999. The subscription agent must actually receive all required documents and payments before that time and date.

Has the Board of Directors made a recommendation regarding this offering?

  Neither the Smart & Final Board of Directors nor the Board's special committee for the rights offering makes any recommendation to you about whether you should exercise any rights.

To whom do stockholders direct questions or send forms and payment?

  Questions about the rights or additional copies of offering documents: call ChaseMellon Shareholder Services, L.L.C. at the toll free number 1-888-224-2745.

  Subscription documents and payments: send to ChaseMellon Shareholder Services, L.L.C., at the address indicated in the instructions forwarded with this prospectus.

  Other questions and copies of recent Smart & Final SEC filings: contact Smart & Final through its internet site or telephone number, or refer to other sources, described under "Available Information" above.

How are stockholders affected if they do not exercise any rights?

  You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights, the number of shares which you own will not change, but your percentage ownership of Smart & Final's total outstanding common stock will decline, if the rights offering is completed.

What forms and payment are required to purchase shares?

  As a record holder of Smart & Final common stock on May 12, 1999, you are receiving with this prospectus a subscription warrant and instructions on how to purchase shares. The subscription warrant must be properly filled out and delivered with full payment to ChaseMellon Shareholder Services, L.L.C. before expiration of the rights. The instructions also describe an alternate procedure called "Notice of Guaranteed Delivery," which allows an extra 3 days to deliver the subscription warrant if full payment is received before the expiration date and a securities broker or qualified financial institution signs the form to guaranty that the subscription warrant will be timely delivered.

What if a broker, bank or other nominee is the record holder of my shares?

  If you wish to purchase shares, please promptly contact the broker, bank or other company holding your shares. Your broker or other nominee holder is the record holder of the shares you own and must exercise the subscription warrant on your behalf for shares you wish to purchase or arrange for a subscription warrant issued in your name. The broker, bank or other nominee has been requested to contact you for instructions on exercising your rights.

May stockholders transfer rights?

  The instructions which accompany this prospectus describe how to sell rights through your broker or ChaseMellon Shareholder Services, L.L.C. Smart & Final cannot ensure that any rights will have any value or can be sold.

  You may also wish to transfer rights to allow your broker or other person to exercise your rights for you. The forms on the reverse side of the subscription warrant contain instructions for these types of transfers.

Must all holders of rights pay the subscription price in cash?

  All stockholders granted rights who wish to participate in the offering, except Casino USA, must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, or personal check that clears before expiration of the rights. Casino USA will exchange up to $55.4 million of debt owed by Smart & Final for shares it purchases and pay cash for any balance of its total subscription price.

What if my rights result in fractional shares?

  If your rights would allow you to purchase a fractional share, you may exercise your rights only by rounding down to and paying for the nearest whole share, or paying for any lesser number of whole shares. You may not purchase fractional shares.

Will my money be returned if the rights offering is cancelled?

  Yes, but without any payment of interest.

What fees or charges apply if I purchase shares or attempt to sell my rights?

  Smart & Final is not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise rights. If you exercise rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge. If you elect to sell your rights, you are also responsible for any fees or sales commissions that may apply to that transaction.

May I change or cancel my exercise of rights after I send in the required forms?

   No.

                               PROSPECTUS SUMMARY

   This summary highlights some of the information provided elsewhere in this prospectus. The summary is not complete and may not provide all information you should consider before deciding whether or not to exercise the rights. You should read the entire prospectus carefully. Certain portions of this prospectus, such as "Risk Factors," are not summarized below. See "Risk Factors" at page 12.

   Smart & Final also encourages you to review the financial statements and other information provided in the reports and other documents it files under the Securities Exchange Act of 1934, as described under "Available Information" in this prospectus.

                            Smart & Final's Business

   Smart & Final operates its business in two segments, stores and foodservice, through a number of subsidiary corporations.

   Smart & Final operated 209 non-membership warehouse grocery stores at the end of fiscal 1998 in California, Oregon, Washington, Arizona, Nevada, Idaho, and Florida. Smart & Final also operated 6 stores in Mexico through a joint venture with a Mexican company. The stores offer a selection of approximately 10,000 food items, supplies and equipment, primarily in institutional sizes and quantities targeted at small food service businesses and other customer groups.

   Smart & Final also operates traditional foodservice distribution businesses through several subsidiaries and divisions in northern California and Florida. These businesses offer a broad assortment of fresh, frozen and dry foods along with other consumable supplies, food related services, and restaurant equipment. Customers include restaurants, coffee shops, institutions, hotels and cruise ships.

   In fiscal 1998, Smart & Final had sales of $1,662 million, and at the end of fiscal 1998, had 5,447 employees. Smart & Final is a Delaware corporation whose principal office is located at 600 Citadel Drive, City of Commerce, California 90040 (telephone: (323) 869-7500).

                              The Rights Offering

   Further details concerning this part of the summary are set forth under "The Rights Offering" beginning at page 24. The summary below is qualified by the following: (1) Smart & Final will not issue fractional shares; (2) if exercise of your rights would result in a fractional share, you must round down to purchase the nearest whole share or any lesser number of whole shares; and (3) only holders of record of common stock at the close of business on the record date stated below, or those to whom rights have been validly transferred, may exercise rights.

Securities Offered..........  Smart & Final is offering 6,486,406 shares of its common stock to be issued upon exercise of the rights.

Shares of Common Stock
 Outstanding Prior to this
 Offering...................  22,627,179 outstanding on May 3, 1999.

Shares of Common Stock
 Outstanding After this
 Offering...................  29,113,585, if this offering is completed.

Record Date.................  May 12, 1999.

Expiration Date and Time....  The rights expire at 5:00 p.m., New York City time, on June 3, 1999, unless properly
                              exercised before that time and date.

Basic Subscription
 Privilege..................  Smart & Final has granted each person who was a record holder of common stock on the record date one right for each share of common stock then held. To exercise the basic subscription privilege, you must deliver 3.4884 rights for each share of common stock you subscribe for.

Oversubscription
 Privilege..................  If you fully exercise the basic subscription privilege, you may also purchase at the
                              subscription price additional shares of common stock that are not purchased by other stockholders. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege.

Reasons for the Rights
 Offering...................  As part of our refinancing of our senior debt in
                              November 1998, we agreed with our banks and Casino USA to restructure the then existing intercompany notes and advances with Casino USA into a new, subordinated note. We also determined that it would be advisable to increase equity capital to provide greater financial flexibility for Smart & Final. We and Casino USA also agreed that it would be in Smart & Final's best interests to reduce our $55.4 million debt to Casino USA through conversion to equity. After review by management and a special committee of the Board of Directors, and following the advice of outside financial advisors, this rights offering was determined to be the best approach to providing additional equity capital.

                              In this rights offering, Casino USA has also agreed to convert up to all of the $55.4 million debt into additional common stock. At the same time, other stockholders have the opportunity to maintain their percentage ownership in our company by exercising their rights. Stockholders who do not exercise rights will continue to own the same number of shares of our stock, but those shares will represent a smaller percentage of the outstanding common stock after completion of the rights offering.

                              Net cash proceeds from the rights offering will be used to prepay senior debt owed to our other lenders.

No Board or Committee
 Recommendation.............  Neither the Smart & Final Board of Directors nor
                              any committee of the Board makes any
                              recommendation to stockholders regarding the exercise of rights under this offering.

                              Stockholders who do exercise rights risk investment loss on new money invested. Smart & Final does not assure that the subscription price will remain below the market price for the common stock during the rights offering, or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at a higher price. See "Risk Factors."

Casino Standby Purchase
 Commitment.................  Casino USA has agreed to acquire all of the shares offered under the rights offering that are not purchased by the other stockholders under the basic and oversubscription privileges. Depending on the number of rights exercised, Casino USA will hold between approximately 55% and 64.9% of the outstanding common stock after completion of the rights offering.

                              Casino USA will pay for shares it subscribes for by reducing a $55.4 million debt Smart & Final owes Casino USA by the total subscription price due for those shares. If Casino USA's total subscription price exceeds $55.4 million, Casino USA will pay the excess in cash.

                              Smart & Final has agreed to pay up to $450,000 in expenses incurred by Casino USA relating to the rights offering. Smart & Final will also issue 10,000 shares of common stock to Casino USA as a fee for acting as a standby purchaser.

Conditions to the Rights
 Offering...................  The obligations of Casino USA to complete its purchase of shares under its standby agreement are subject to certain conditions described under "Rights Offering--Conditions Relating to the Rights Offering." If the standby agreement with Casino USA is not consummated in accordance with its terms for any reason, or if the other conditions are not satisfied or waived, Smart & Final will terminate the rights offering in its entirety. In that event, Smart & Final will refund without interest to those persons who subscribed for shares in the rights offering all payments received from those subscribers.

Subscription Price..........  $9.25 per share, payable in cash. Payment by personal check must clear payment on or before the expiration date and may require five or more business days in which to clear payment. Smart & Final recommends that stockholders pay the subscription price by certified or cashier's check drawn on a U.S. bank, U.S. postal money order or wire transfer of funds.

Basis for Subscription
 Price......................  A special committee of the Board of Directors and the Board of Directors approved the subscription price. This price is discounted from the closing market price of the common stock stated on the front cover page of this prospectus. The subscription price is $0.75 less than that price, rounded downward to the nearest multiple of $0.25.

Transferability of Rights...  The rights are transferable. Smart & Final anticipates that the rights will be eligible for trading on the NYSE under the symbol "SMF Rt" until the close of business on the last trading day prior to the expiration date. Smart & Final cannot assure whether or how long a market for the rights will exist.

                              The rights are issued in the form of subscription warrants which accompany this prospectus sent to the record holders. ChaseMellon

                              Shareholder Services, L.L.C. will attempt to sell rights by referring sell orders to a broker for this purpose, for stockholders who deliver a subscription warrant to ChaseMellon Shareholder Services, L.L.C. with sale instructions properly executed, no later than 11:00 a.m., New York City time, on May 28, 1999. Smart & Final provides no assurance that any rights will be sold or as to the price that may be paid for any rights sold.

No Revocation...............  If you exercise any rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.

Subscription Agent..........  ChaseMellon Shareholder Services, L.L.C.

Information Agent...........  ChaseMellon Shareholder Services, L.L.C.

                              Telephone: 1-888-224-2745.

Procedure for Exercising
 Rights.....................  To exercise rights, you must complete the subscription warrant and deliver it to
                              ChaseMellon Shareholder Services, L.L.C. with full payment under both the basic and oversubscription privileges you elect to exercise. ChaseMellon Shareholder Services, L.L.C. must receive the proper forms and payments on or before the expiration date.

                              You may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using insured, registered mail. You may use an alternative "Guaranteed Delivery Procedure" if you are unable to deliver the subscription warrant before the expiration date, subject to the requirements of this procedure described under "The Rights Offering--Special Procedure under "Notice of Guaranteed Delivery' Form."

Payment Adjustments.........  If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares requested is not specified in the forms, the payment received will be applied to exercise the basic subscription privilege to the extent of the payment. If the payment exceeds the subscription price for the full exercise of the basic subscription privilege, the excess payment will be applied to exercise the oversubscription privilege. If the payment exceeds the amount required to exercise both the basic and oversubscription privileges, that excess will be refunded as soon as practicable. Smart & Final will not pay interest on any payments received under the rights offering.

Nominee Accounts............  If you wish to purchase shares in this offering and your shares are held by a securities broker, bank, trust company or other nominee, you should promptly contact those record holders and request them to exercise rights on your behalf. You may also contact the nominee and request the nominee to send a separate subscription warrant to you.

                              If you are a record holder who wishes an institution such as a broker or bank to exercise your rights for you, you should contact that institution promptly to arrange that method of exercise. If you are a nominee which desires subscription warrants re-issued in smaller denominations, you must act promptly under special procedures described under "The Rights Offering--How to Transfer Rights."

                              You are responsible for the payment of any fees that brokers or other persons holding your shares may charge.

Exercise by Foreign and
 Certain Other
 Stockholders...............  ChaseMellon Shareholder Services, L.L.C. will hold subscription warrants for stockholders having addresses outside the United States. In order to exercise rights, holders with addresses outside the United States must notify ChaseMellon Shareholder Services, L.L.C. and timely follow other procedures on or before the expiration date of the rights.

U.S. Income Tax
 Consequences...............  For United States federal income tax purposes,
                              Smart & Final believes that a stockholder will not recognize taxable income upon the receipt or exercise of rights. See "The Rights Offering-- Federal Income Tax Consequences." Each stockholder should consult the holder's own tax adviser concerning the tax consequences of this offering under the holder's own tax situation. This prospectus does not summarize tax consequences arising under state tax laws, non-U.S. tax laws, or any tax laws relating to special tax circumstances or particular types of taxpayers.

Stock Certificates..........  Smart & Final will deliver stock certificates representing common stock purchased by the exercise of rights as soon as practicable after the expiration date and after all prorations under the oversubscription privilege have been made.

Amendment, Extension and
 Termination................  Smart & Final has agreed with Casino USA that
                              Smart & Final will not withdraw this rights offering once the offering has commenced. With the prior consent of Casino USA, Smart & Final may amend or extend the rights offering. Subject to the foregoing, Smart & Final reserves the right to withdraw the rights offering at any time prior to the expiration date and for any reason, in which event all funds received in the rights offering will be returned without interest to those persons who subscribed for shares in the rights offering.

                            SELECTED FINANCIAL DATA
             (in thousands, except per share and statistical data)

                         12 Weeks
                           Ended                      Fiscal Year (A)
                         ---------  --------------------------------------------------------
                         March 28,
                           1999      1998 (D)    1997 (C)      1996        1995     1994 (B)
                         ---------  ----------  ----------  ----------  ----------  --------
Income Statement Data:
  Sales................. $398,337   $1,661,629  $1,453,020  $1,302,561  $1,173,325  $952,477
  Income from
   operations...........    3,976        1,151      15,930      42,588      32,465    28,511
  Interest income
   (expense), net.......   (5,081)     (13,304)     (8,117)     (3,373)     (2,028)      521
  Earnings (loss) per
   common share,
   assuming dilution....    (0.02)       (0.38)       0.29        1.15        0.88      0.85
  Dividend per share.... $    --    $     0.20  $     0.20  $     0.20  $     0.20  $   0.20
  Weighted average
   common shares
   outstanding..........   22,527       22,596      22,753      21,206      20,751    20,520
Financial Data (at
 period-end):
  Total assets..........  576,625      582,264     488,145     441,424     314,656   267,813
  Long-term debt and
   capital leases.......   77,901       78,712      80,024      82,644      43,586    21,124
  Current maturities on
   long term debt.......  149,126      139,680      11,176      10,356          39     1,554

--------
(A) For all years, 52 weeks except fiscal year 1997, which had 53 weeks.
(B) Amounts include results of Henry Lee from the date of its acquisition in November 1994.
(C) Amounts include results of Davis Lay division from May 1997. Amounts include results of Orlando Foodservice Inc., Capricorn Foods of Central Florida, Inc. and Southern Foods since their dates of asset acquisitions in September 1997.
(D) Amounts include results of United Grocers Cash & Carry store operations from the date of its acquisition in May 1998.

                                  RISK FACTORS

   You should carefully consider the risks described below and the other information in this prospectus before deciding to purchase shares in the rights offering. Our shares are subject to significant investment risks. Many factors, including the risks described below and other risks we have not recognized, could cause Smart & Final's operating results to be different from our expectations and plans.

Risks Relating to Our Operations

   Smart & Final reported a consolidated net loss for the first quarter of fiscal 1999. Smart & Final reported a net loss of $0.5 million, or $.02 per diluted share, for its fiscal 1999 first quarter which ended on March 28, compared with a net loss of $2.0 million, or $.09 cents per diluted share, for the fiscal 1998 first quarter. Smart & Final's 1999 first quarter operating earnings increased to $4.0 million from the 1998 first quarter operating earnings of $0.3 million. Although the 1999 first quarter operating results showed improvement over the 1998 first quarter results, Smart & Final reported a net loss due to increased interest costs. Although we are encouraged by these improved results, we cannot ensure that operating results will continue to improve.

   Consolidated operating results declined in 1997 and 1998, and Smart & Final had a net loss in fiscal 1998. Smart & Final reported a fiscal 1998 consolidated net loss of $8.7 million, or $0.38 per diluted share, compared with fiscal 1997 consolidated net income of $6.6 million, or $0.29 per diluted share, and fiscal 1996 consolidated net income of $24.3 million, or $1.15 per diluted share. The following table sets forth pre-tax profit or loss, in millions, for each of Smart & Final's operating segments:

                                                            1998   1997   1996
                                                           ------  -----  -----
   Stores................................................  $ 23.1  $21.9  $40.0
   Foodservice...........................................   (18.0)  (8.6)   6.7
                                                           ------  -----  -----
   Segment totals........................................     5.1   13.3   46.7
   Interest and other corporate expenses.................   (17.2)  (5.5)  (7.5)
                                                           ------  -----  -----
   Consolidated pre-tax (loss) profit....................  $(12.1) $ 7.8  $39.2
                                                           ======  =====  =====

   Factors affecting 1998 results:

   .Actions taken late in 1998 by new executive management:

    . A decision to sell non-core properties resulted in a $3.4 million pretax reduction to estimated realizable values.

    . A pretax charge of $3.2 million was established to provide for severance costs incurred in connection with the downsizing of management.

    . Certain activities in the Florida foodservice operations were discontinued and administrative functions were consolidated, resulting in a pretax charge of $3.0 million.

    . In-store bakery operations were discontinued, causing a pretax write-off of $1.5 million.

    . Focus on Northern California foodservice changed from aggressive sales growth to credit quality of customers and improved margins resulting in related accounts receivable losses and inventory write-downs of $3.7 million, pretax.

    . Re-racking of the Northern California distribution center and other charges resulted in write-downs of $1.6 million, pretax.

  . Adoption of a new retirement program and other increased benefits at the Northern California unit resulted in pretax charges of $1.4 million.

  . Florida food service results declined sharply as service levels deteriorated due to inadequate distribution capacity starting in the third quarter of 1997. The distribution inefficiencies continued into 1998. Service problems reduced sales as customers chose other alternatives, reduced gross margins as prices were cut to retain customers, and sharply increased distribution costs in both foodservice and store operations. Distribution capacity was increased during 1998.

  . 1998 results included a cumulative effect of accounting change, pretax charge of $1.9 million, related to adoption of the American Institute of Certified Public Accountants ("AICPA") Statement of Position 98-5, which requires the write-off of start-up costs.

   Factors affecting 1997 results:

  . Florida distribution facility inefficiencies and related service level problems commencing in the third quarter of the year reduced sales, lowered gross margins, and increased expenses.

  . A special pretax charge of $8.9 million was recorded in the fourth quarter that included the cost of closing two Florida stores, write-off of certain distribution software systems and expenses of a management reorganization.

  . Introduction of an inventory management program resulted in a $3.0 million pretax inventory write-down.

  . Introduction of stringent credit controls in the Florida foodservice export business resulted in an additional provision for doubtful accounts of $3.0 million before taxes.

  . A price reduction program introduced at Smart & Final stores early in 1997 reduced gross margin by $5.0 million, but failed to increase store sales growth to the level that had been anticipated.

   Smart & Final's store sales growth has slowed. The core strategy for Smart & Final stores is to supply grocery products and related supplies to restaurants, caterers, clubs, organizations and small and mid-sized businesses. The stores also attract value-oriented retail consumers who prefer to purchase items in large sizes or quantities.

   In 1998, this store strategy did not produce the level of sales growth achieved in prior years. Although overall sales in stores grew by 14.9% in 1998 due largely to the acquisition of the Cash and Carry Stores in May 1998, same store sales declined 0.2% in 1998.

   Florida stores continue to be unprofitable. Smart & Final has operated ten stores in Florida since late 1996. We have experienced difficulty in achieving profitable operations in this market. In 1998, we substantially revamped our store operations and marketing in Florida. Although some progress has been achieved, these stores remain unprofitable and we cannot ensure that our efforts will result in future profitability.

   Cash and Carry stores have not yet been integrated. Although the Cash & Carry Stores acquired in 1998 contributed positively to operating results in fiscal 1998, Smart & Final cannot predict the time ultimately needed to integrate these new stores or whether we will be successful in this effort.

   Foodservice integration strategy has not achieved desired results. Smart & Final acquired several traditional foodservice distribution companies and wholesale fresh meat and produce companies in recent years. To date these operations have incurred significant operating losses.

   Smart & Final has attempted in certain markets to use the same distribution facility to handle products for both store and foodservice customers, because this may reduce overall product costs and distribution expenses in new store markets. Smart & Final has devoted significant resources to this "integration" strategy, including constructing new facilities, increasing distribution efficiencies, and management changes.

   We cannot predict when or whether this distribution integration strategy will contribute to increased profitability. We have delayed a previously announced plan to engage in the foodservice delivery business in our new Southern California distribution facility.

   Smart & Final faces intensified competition. Smart & Final historically endeavored to differentiate its stores from the retail grocery supermarkets and the warehouse club stores through competitive pricing on key items in local markets and emphasizing customers such as restaurants and others in the food service business.

   The retail grocery industry in our markets is undergoing continued consolidation with the mergers of such large chains as Fred Meyer and Kroger, and American Stores and Albertson's. The number of warehouse and club stores in our markets has also rapidly increased.

   Recent covenant noncompliance and risks of default under senior debt. As a result of Smart & Final's acquisition of the Cash and Carry stores in the second fiscal quarter of 1998, and the decline in operating results during 1998, Smart & Final did not comply with financial covenants in certain of its then existing loan agreements during a portion of fiscal 1998. The lenders granted a waiver from compliance with these covenants until November 15, 1998.

   Effective November 13, 1998, Smart & Final entered into senior secured credit facilities with a group of banks totaling $240 million. These credit facilities include a $150 million secured revolving credit facility and a $90 million secured lease facility. These facilities expire on November 13, 2001. At Smart & Final's option, the revolving loan can be used to support up to $10 million of commercial letters of credit. The revolving loan replaced a $65 million bridge loan, $50 million revolving line of credit, and $50 million short-term unsecured line of credit. The secured lease facility replaced Smart & Final's three previously existing $30 million lease facilities.

   Borrowings under the senior secured credit facilities are secured by receivables, inventory and fixed assets. Interest for these facilities is at LIBOR, or the lending agent's reference rate, plus designated amounts.

   The senior secured credit facilities impose limitations on our payment of dividends. Smart & Final announced in a press release dated February 17, 1999, that, as part of a program to reduce debt levels and interest expense, dividends on its common stock have been suspended indefinitely following payment of the 1998 fourth quarter dividend.

   The senior secured credit facilities, and the $55.4 million loan agreement between Smart & Final and Casino USA, contain covenants requiring Smart & Final to maintain certain financial ratios. As a result of the reported loss for the fourth quarter and full year 1998, Smart & Final is not in compliance with these covenants. Casino USA has agreed to waive compliance with these covenants until Smart & Final reports its second quarter 1999 earnings or August 31, 1999, whichever comes first.

   As of March 12, 1999, Smart & Final received a waiver of default of certain financial covenants under the senior secured credit facilities, for a period extending until June 30, 1999. Continuation of the waiver until such date requires the performance by Smart & Final of certain operating earnings and financial reporting requirements. The waiver also requires that Smart & Final use its best efforts to complete this rights offering prior to June 30, 1999.

   If the rights offering is completed, our overall debt will be reduced, by reducing or eliminating the $55.4 million debt we owe to Casino USA and by using all net cash proceeds of the offering to prepay revolving credit under the senior secured credit facilities. We cannot ensure that we will avoid further difficulties in complying with the obligations under the credit facilities.

   The credit facilities impose restrictions on incurring new debt, and Smart & Final may not be able to re-borrow amounts equivalent to the debt reduced in the rights offerings, if future borrowing becomes necessary or desirable.

   Unless Smart & Final is successful in reversing or otherwise compensating for the trends in operating results noted above in this "Risk Factors" section, it faces continued risks of violating one or more covenants in the senior secured credit facilities. If Smart & Final violates these covenants, and is not able to obtain satisfactory waivers or amendments from the lenders, the lenders could accelerate the maturity of the obligations. If Smart & Final were required to repay the credit facilities at one time, it cannot ensure that it would be able to replace that debt on a timely basis or repay the accelerated debt payment from cash flow or asset sales. Other risks of our leverage include the need to use cash from operations to make scheduled debt repayments, covenants which require lenders' consent for many types of material transactions, and added risk to our business from possible economic downturns or increased competitive pressures.

   Recent Management Changes at Smart & Final. Smart & Final has recently experienced significant turnover in senior management positions. Its current chief executive officer Ross E. Roeder assumed that position in January 1999 following the retirement of Robert J. Emmons, who in turn assumed the chief executive officer position in December 1997. In early 1999, Smart & Final eliminated the positions of president and chief operating officer of store operations, and executive vice president of buying, marketing and distribution for store operations. In addition, 3 other executive officers have left Smart & Final since early 1998.

   Future results of operations depend in part on our ability to attract and retain qualified personnel, including senior management and individual store managers. We cannot ensure that Smart & Final will be able to attract or retain the necessary personnel.

   Status of Our Year 2000 Readiness. We, along with most businesses, face possible risks concerning the ability of computer hardware and software and embedded information technology systems to properly recognize dates and date-related information as the year 2000 approaches and beyond. We estimate that the total incremental cost of our Year 2000 compliance program will not exceed $2.3 million. As of March 28, 1999, Smart & Final had incurred approximately $1.5 million of these costs.

   We have completed our analysis of our corporate and store information systems, have completed a substantial portion of the needed modifications and replacements, and anticipate that known remaining modifications and replacements in our own systems will be completed by mid-1999. We are in the process of reviewing Year 2000 compliance issues with third parties such as vendors and service providers who are important to our business. Since we do not control these third parties or have access to information beyond statements they voluntarily provide, we have less ability to assess the Year 2000 issues with third parties than we do with our own systems.

   Although we do not believe that the actual impact of Year 2000 issues on our business will be material to us based on what we know at this time, we cannot ensure that we will complete our intended modifications or replacements on schedule, that we have identified all Year 2000 issues material to our business, or that any of our plans will be effective if problems in our own systems or systems of third parties exceed our present expectations or contingency plans.

   Additional information concerning Year 2000 issues is provided under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in recent reports we have filed under the Securities Exchange Act of 1934.

   Control by Casino and Possible Conflicts of Interest. Conflicts of interest between Smart & Final and Casino USA may arise as a result of past and possible future transactions among Smart & Final, Casino USA and their affiliates. Casino USA has controlled more than 50% of the voting power of our common stock since 1984.

   Since the common stock does not have cumulative voting rights, Casino USA has the voting power to elect all members of Smart & Final's Board of Directors. Although certain transactions may be subject to approval by disinterested members of the Board of Directors, Casino USA acting as the majority stockholder has the ability to approve any matter submitted to a vote of stockholders, without the affirmative vote of any other stockholder.

   See "Relationship Between Smart & Final and Casino USA" for a description of material transactions between Smart & Final and Casino USA.

Risks Relating to the Rights Offering

  . Dilution: stockholders who do not exercise their rights will own a smaller percentage of our outstanding stock.

  . Stock Market Risks:

    . The trading price of our stock has declined substantially since the fourth quarter of fiscal 1997.

    . Future prices of our stock may be affected positively or negatively by our future revenues and earnings, changes in estimates by analysts, our ability to meet analysts' estimates, speculation in the trade or business press about our company, and overall conditions affecting the retail grocery business, economic trends and the stock market.

    . We cannot assure you that the subscription price set by the rights offering will remain below any trading prices, or that trading prices will not decline during or after the rights offering.

  . No Revocation: you are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment. If certain conditions to the rights offering are not met and the rights offering is canceled, we are obligated only to refund payments actually received, without interest.

  . Need to Act Promptly and Follow Subscription Instructions: stockholders who desire to purchase shares in the rights offering or to transfer or sell their rights must act promptly to ensure that all required forms and payments are actually received by ChaseMellon Shareholder Services, L.L.C. prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, ChaseMellon Shareholder Services, L.L.C. may, depending on the circumstances, reject your subscription or accept it to the full extent of the payment received. Neither Smart & Final nor ChaseMellon Shareholder Services, L.L.C. undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. Smart & Final has the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

  . Risk of Personal Checks: any personal check used to pay for shares must clear prior to the expiration date, and the clearing process may require 5 or more business days.

  . Delay in Ability to Resell Shares: if you exercise rights, you may not be able to resell the new shares purchased until you (or your broker or other nominee) have received a stock certificate for the shares purchased. Although we will endeavor to issue the appropriate certificates as soon as practicable after completion of the rights offering, there may be some delay between the expiration date and the time we are able to issue the new stock certificates.

  . Conditions to the Offering: if Casino USA's agreement to purchase shares not subscribed by other holders is not closed because conditions are not satisfied or otherwise, we will terminate the offering and refund all payments received for the subscription price without interest. If this agreement with Casino USA is closed, the rights offering will be completed as described in this prospectus, and the senior debt and debt we owe to Casino USA will be reduced accordingly. We cannot predict whether and to what extent stockholders other than Casino USA will exercise rights, or the relative reduction in this debt.

                                USE OF PROCEEDS

   Cash proceeds from the rights offering may be limited because Casino USA will pay for shares it subscribes for by reducing a $55.4 million debt Smart & Final owes Casino USA by the total subscription price due for those shares. If Casino USA's total subscription price exceeds $55.4 million, Casino USA will pay the excess in cash.

   Smart & Final will use any net cash proceeds paid by stockholders to prepay senior revolving debt owed to its nonaffiliated lenders. The terms of the senior secured credit facilities require that we use net cash proceeds from the sale of stock to make prepayments on the outstanding balance of the revolving credit facility.

   Smart & Final will pay from cash proceeds of the rights offering or available cash estimated expenses of approximately $1,500,000 relating to the offering of rights incurred by Smart & Final. Included within those expenses, Smart & Final has agreed to pay up to $450,000 in expenses incurred by Casino USA relating to the rights offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   The common stock is listed on the NYSE under the symbol SMF. As of May 3, 1999, there were 235 registered holders of the common stock, and the closing price per share of the common stock as listed on the NYSE composite tape was $10.1875. The following table sets forth the high and low sales prices of the common stock as reported on the NYSE composite tape, together with the amount of cash dividends declared per share for each quarter of the two most recent fiscal years.

                                                                       Dividend
                                                     High     Low      Declared
                                                     ----     ---      --------
   First Quarter of 1997............................ 23 3/4   20 7/8    $0.05
   Second Quarter of 1997........................... 22 3/4   19 1/8    $0.05
   Third Quarter of 1997............................ 25 3/4   22 11/16  $0.05
   Fourth Quarter of 1997........................... 24 3/4   16 5/16   $0.05

   First Quarter of 1998............................ 20 1/4   16 15/16  $0.05
   Second Quarter of 1998........................... 19 3/16  17        $0.05
   Third Quarter of 1998............................ 17 5/8    7 1/8    $0.05
   Fourth Quarter of 1998........................... 11 1/8    8 1/8    $0.05

   First Quarter of 1999............................ 10        8 1/16     -0-

   The declaration and payment of dividends is subject to the discretion of the Smart & Final Board of Directors. Smart & Final cannot ensure whether or when dividends will be paid in the future. Smart & Final announced in a press release dated February 17, 1999 that, as part of a program to reduce debt levels and interest expense, dividends on its common stock have been suspended indefinitely following payment of the 1998 fourth quarter dividend.

   Information concerning certain dividend restrictions under the senior secured credit facilities is provided under "Risk Factors--Recent covenant noncompliance and risks of default under senior debt."

                                 CAPITALIZATION

   The following table shows our capitalization as of March 28, 1999, in the column labeled "Actual".

   The table also shows, in the column labeled "As Adjusted", our capitalization as adjusted for the completion of the rights offering (including the application of the net cash proceeds from the offering) at a subscription price of $9.25 per share. An integral assumption in this column is the percentage of the offering which is subscribed for by Casino USA, because shares allocated to Casino USA are paid for by a reduction in the note payable to Casino USA. All other stockholders must subscribe for their shares in cash.

   The "As Adjusted" column illustrates the completion of the rights offering assuming 70% of the shares are subscribed for by Casino USA and 30% of the shares are subscribed for by other stockholders. If an alternative assumption was utilized where no stockholders other than Casino USA participate in the rights offering, our note payable to Casino USA would be extinguished and Casino USA would pay the balance of the offering price in cash, which after the deduction of offering expenses would be used to reduce senior debt.

                           CAPITALIZATION TABLE

             (dollars in thousands, except per share amounts)

                                                       March 28, 1999
                                                      ------------------
                                                                   As
                                                       Actual   Adjusted
                                                      --------  --------
Debt:
Short term debt, excluding capital leases (average
 interest rate 7.54%)...............................  $148,424  $131,924 (1)
Notes Payable, net of current maturities (average
 interest rate 6.50%)...............................    15,212    15,212
Notes Payable to affiliates (average interest rate
 9.58%).............................................    55,388    13,388 (1)
                                                      --------  --------
  Total debt........................................   219,024   160,524
                                                      --------  --------
Stockholder's equity:
Preferred stock, $1.00 par value
 (authorized--10,000,000 shares; no shares issued)..        --        --
Common stock, $0.01 par value
 (authorized--100,000,000 shares; 22,527,179 shares
 issued and outstanding; proforma 29,013,585 shares
 issued and outstanding, as adjusted)...............       225       290 (2,3)
Additional paid-in capital..........................   145,043   202,686 (2,3,4)
Cumulative translation loss.........................      (835)     (835)
Retained earnings...................................    44,435    44,345 (5)
                                                      --------  --------
  Total stockholders' equity........................   188,868   246,486
                                                      --------  --------
  Total capitalization..............................  $407,892  $407,010
                                                      ========  ========

--------

(1) Assumes that 70% of the equity issued as a result of this offering will be acquired by Casino USA and will reduce the note payable to Casino USA, and that the balance of the net proceeds of the offering will be used to reduce the principal amount of outstanding senior debt.

(2) Upon completion of this offering, 6,486,406 shares will be issued, for net proceeds of approximately $58,500,000 after the deduction of expenses associated with this offering.

(3) Upon completion of this offering, 10,000 shares will be issued to Casino USA pursuant to a standby purchase and debt reduction agreement.

(4) Structuring fees of $792,000 related to the note payable to Casino USA and related to this rights offering will be charged to additional paid-in capital following the conversion of this note.

(5) Reflects a write-off of a pro rata portion of unamortized fees and costs of $90,000 (after tax) due to reduction of the senior debt facility.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth information regarding the ownership of Smart & Final common stock as of May 3, 1999 by (1) each person known to Smart & Final to be the beneficial owner of more than five percent of the outstanding common stock; (2) each director; (3) each executive officer and former executive officer named in the Summary Compensation Table in Smart & Final's proxy statement for its 1999 annual meeting; and (4) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable.

                                                   Number of Shares  Percent of
   Name                                           Beneficially Owned   Class
   ----                                           ------------------ ----------
   More Than 5% Beneficial Owners
   Casino USA, Inc.(1)..........................      12,415,925        54.9%
   Baron Capital Group, Inc.(2).................       5,260,020        23.2%

   Directors and Executive Officers
   Martin A. Lynch..............................         197,492           *
    Executive Vice President and Chief Financial
    Officer
   Dennis L. Chiavelli..........................         117,752           *
    Executive Vice President
   Ross E. Roeder...............................          34,014           *
    Chairman of the Board and Chief Executive
     Officer
   David J. McLaughlin(4).......................          32,407           *
    Director
   James S. Gold(3).............................          28,007           *
    Director
   Timm F. Crull(3)(5)..........................          27,007           *
    Director
   Thomas G. Plaskett(3)........................          26,007           *
    Director
   Pierre B. Bouchut(3).........................          25,007           *
    Director
   Christian P. Couvreux(3).....................          10,052           *
    Director
   Antoine Guichard.............................           2,507           *
    Director
   Jean-Louis Bourgier..........................           1,552           *
    Director
   Etienne Snollaerts...........................             993           *
    Director

   Former Executive Officers
   Robert J. Emmons(6)..........................         977,500         4.3%
   Roger M. Laverty, III(7).....................         297,420         1.3%

     All directors and executive officers as a
    group (19 persons)..........................         661,288        29.2%

--------
  * Less than 1%.
(1) Casino Guichard-Perrachon, S.A., as the owner of approximately 99% of the capital stock of Casino USA, may be deemed to beneficially own such shares. The address of Casino USA is 524 Chapala Street, Santa Barbara, California 93101, and the address of its parent company is 24, rue de la Montat, 42008 St.-Etienne Cedex 2, France. Rallye, a publicly traded French joint stock corporation, owns more than 50% of the voting interest in Casino Guichard-Perrachon, S.A. Mr. Jean-Charles Naouri, through intermediary companies, indirectly controls more than 50% of the voting interest in Rallye. This note (1) is based solely on information obtained from a report on Form 13D filed by Casino USA on July 22, 1998 and from information provided to Smart & Final by Casino Guichard-Perrachon.

(2) All information with respect to Baron Capital Group, Inc. ("BCG"), a holding company controlled by Ronald Baron, is based solely on Amendment No. 11 to Schedule 13D dated March 30, 1999, filed by BCG. Mr. Baron has sole voting and dispositive power over 15,000 shares held by him personally (or .06% of the outstanding shares) and shared voting and dispositive power over 5,260,020 shares (or 23.2% of the outstanding shares). Of the 5,260,020 shares, 3,657,000 shares are held for the account of BAMCO, Inc., a registered investment advisor controlled by Mr. Baron, and of this amount 3,350,000 are held for the account of Baron Asset Fund, a registered investment company advised by BAMCO, Inc. 1,603,020 shares are held for the accounts of investment advisory clients of Baron Capital Management, Inc. ("BCM"), a registered investment company controlled by Mr. Baron. The address of BCG is 767 Fifth Avenue, 24th Floor, New York, New York 10153.

(3) Includes shares which such persons have the right to acquire within 60 days pursuant to the exercise of outstanding stock options of which 7,500 shares each are attributable to Messrs. Bouchut, Crull, Gold and Plaskett.
(4) Includes shares held in profit sharing or IRA accounts for the benefit of the named individual or members of his immediate family.
(5) Shares held in family trust.

(6) Mr. Emmons is no longer employed by Smart & Final, and no longer serves as a director. Includes 6,000 shares held by the Institute for Management and Marketing Studies Trust of which Mr. Emmons is a beneficiary, 671,500 shares held by the Robert & Christine Emmons Family Trust, of which Mr. Emmons is the trustee and a beneficiary, and 100,000 shares which Mr. Emmons acquired in April 1999 under a certain stock purchase agreement, and options to purchase of 200,000 shares which Mr. Emmons is entitled to exercise under Smart & Final's Long-Term Equity Compensation Plan.
(7) Mr. Laverty is no longer employed by Smart & Final. Includes 450 shares held directly by Mr. Laverty's wife, which Mr. Laverty may be deemed to beneficially own.

               RELATIONSHIP BETWEEN SMART & FINAL AND CASINO USA

Casino USA's Majority Stock Ownership

   Casino USA is a subsidiary of Casino Guichard-Perrachon, S.A., a business organization which is publicly-traded in France and is engaged in the retail grocery, restaurant, food production and other businesses in France and elsewhere in the world. Casino USA and Casino Guichard-Perrachon, S.A. are ultimately controlled by Mr. Jean-Charles Naouri, a French citizen whose principal business is making and managing investments.

   Casino USA acquired Smart & Final's then parent company in 1984 and currently owns approximately 55% of Smart & Final's outstanding common stock. Since the common stock does not have cumulative voting rights, holders of shares having more than 50% of the voting power may elect all of the directors of Smart & Final, and the holders of the remaining shares would not be able to elect any directors.

   There is no agreement between Casino USA and any other party that would prevent Casino USA from acquiring additional shares of common stock or disposing of shares owned by it.

   Smart & Final's Board of Directors currently includes 10 members, 5 of whom, Messrs. Bouchut, Bourgier, Couvreux, Guichard, and Snollaerts, also serve as directors of Casino USA and/or are otherwise affiliated with Casino Guichard-Perrachon, S.A. Mr. Bourgier does not intend to run for election at the May 11, 1999 annual meeting. The board of directors has nominated Joel-Andre Ornstein for election at the annual meeting to replace Mr. Bourgier. Mr. Ornstein is affiliated with several companies controlled by Mr. Naouri.

   Prior to his retirement, Mr. Robert J. Emmons served as a director and Chairman of the Board, and Chief Executive Officer, of Smart & Final, and also served as a director and as Chairman, Chief Executive Officer and Chief Financial Officer of Casino USA. During fiscal 1998, Mr. Emmons devoted the substantial portion of his efforts to Smart & Final's business. Mr. Emmons retired or resigned from all of his positions with Smart & Final and Casino USA in January 1999.

   Decisions on compensation of executive officers are generally made by the Compensation Committee of Smart & Final's Board of Directors, and decisions on the compensation of the Chief Executive Officer are generally made by the Compensation Committee and the Governance Committee. All of the decisions relating to the compensation of executive officers are reviewed, and in fiscal 1998 were approved without change, by the full Board.

   In fiscal 1998, the Compensation Committee consisted of Messrs. Crull, McLaughlin, Plaskett, and until his appointment as Chief Executive Officer, Roeder. In fiscal 1998, the Governance Committee consisted of Messrs. Guichard and until his retirement, Mr. Emmons as Chairman. Mr. Emmons did not participate in any decisions that affected him. Except for Mr. Emmons (who in fiscal 1998 was Chairman of the Board and Chief Executive Officer of Smart & Final), no other member of the Compensation Committee or the Governance Committee is now or ever has been an employee of Smart & Final, its subsidiaries, Casino USA or Casino Guichard-Perrachon, S.A.

   Ross E. Roeder is Smart & Final's current chief executive officer and Chairman of the Board. He has served as a Smart & Final director since 1984. He is not now and has not ever been an employee or director of Casino USA or Casino Guichard-Perrachon, S.A.

Certain Transactions between Smart & Final and Casino USA

   Intercompany Services. Smart & Final, Casino USA and a former subsidiary of Casino USA are parties to a 1991 intercompany agreement which provides for the performance of administrative services among these parties. None of the parties are obligated to use these services.

   Intercompany services are provided at cost, including the estimated allocable costs of (1) management and other employees performing the services,
(2) computer time, (3) allocable overhead and (4) out-of-pocket expenses. Cost, for purposes of management and employees, is based on an estimated allocation of their time, based on a study of the actual time spent in past periods. Any fees for these services cannot exceed $100,000 in any three-month period without the written consent of the user of the services.

   Casino USA and its subsidiary also agreed that they and certain of their affiliated companies will not engage in Smart & Final's business. The initial term of the intercompany agreement was two years, and has been renewed from time to time.

   Since 1986, Smart & Final has performed a variety of services for Casino USA and its former subsidiary, including accounting, human resources and systems development work, the cost of which has been charged to the benefited affiliated company. These charges amounted to $285,000 for fiscal 1998. It is anticipated that Smart & Final will continue to provide these administrative services to its affiliates at cost and that the levels of future services will not vary significantly from prior levels.

   Tax Sharing Agreement. Smart & Final and Casino USA are parties to a tax sharing arrangement covering income tax obligations in the State of California. Under this arrangement, Smart & Final has made tax sharing payments to or received tax sharing benefits from Casino USA, based upon pre-tax income for financial reporting purposes adjusted for certain agreed upon items. Smart & Final received tax sharing benefits from Casino USA aggregating $705,000 in fiscal 1998.

   Smart & Final Purchase of 91 Properties from Casino USA. At a special meeting of Smart & Final stockholders held on March 19, 1997, the stockholders approved the acquisition by Smart & Final of 91 properties which were being operated as Smart & Final stores, office and warehouse facilities, with a net book value of

$71,440,000 from Casino USA and its former subsidiary Casino Realty, Inc., for a purchase price of approximately $76 million. Smart & Final paid the $76 million in the form of 1,625,000 shares of Smart & Final's common stock, then valued at $23.375 per share, and $38,000,000 in two five-year unsecured notes.

   As part of this transaction, Smart & Final agreed to sell certain Casino USA properties by December 31, 1998 that were not being operated as stores for at least $5.7 million. The first $500,000 of any excess proceeds would be paid to Smart & Final and any remaining proceeds split 2/3 to Casino USA and 1/3 to Smart & Final. As of October 1998, Smart & Final had sold 10 of the 12 properties for total gross sales proceeds of approximately $3.9 million. During 1998, Smart & Final fulfilled its remaining obligation to Casino USA and purchased the remaining two properties. Casino USA also agreed to pay to Smart & Final certain management and administrative fees in connection with the properties.

   Cash Advances. Smart & Final also has borrowed cash from Casino USA and a former subsidiary of Casino USA and has made cash advances to those affiliates in prior years.

November 1998 Consolidation of Amounts Owed to Casino USA

   As of November 12, 1998, Smart & Final owed Casino USA or affiliates of Casino USA total outstanding principal and unpaid interest of approximately $24.0 million for prior cash advances to Smart & Final, and approximately $30.4 million under the unsecured notes issued as part of the price for the purchase of real property described above, or approximately $54.4 million in total.

   Effective November 13, 1998, Smart & Final consolidated and replaced these prior cash advances and unsecured notes with a single $55.4 million loan agreement with Casino USA. The principal amount of this loan also includes a structuring fee of 1.75% of the consolidated debt, or approximately $953,000. The loan matures on February 15, 2002 and bears interest at LIBOR plus 4.50%. Payments are due on the last day of each calendar quarter and commenced December 31, 1998.

   Smart & Final may only prepay the Casino USA loan with the express consent of Casino USA and provided that the prepayment is allowed under Smart & Final's senior secured credit facilities. The Casino USA loan also contains financial covenants similar to those contained in the senior secured credit facilities.

   The loan agreement between Smart & Final and Casino USA also contemplated that, by mutual agreement, the loan could be converted in whole or in part into an equity investment in Smart & Final, if this does not violate the senior secured credit facilities. Smart & Final is not required to obtain the consent of the senior lenders to carry out this rights offering or the issuance of shares to Casino USA as provided in this rights offering. Smart & Final has separately agreed with its bank lenders to use its best efforts to complete this rights offering before June 30, 1999.

   Smart & Final and Casino USA agreed to the terms of the Casino USA loan as part of the refinancing of Smart & Final's senior secured credit facilities in November 1998. A principal purpose of the Casino USA loan was to extend the maturity of Smart & Final's consolidated obligations to Casino USA beyond the maturity of the senior secured credit facilities as part of the terms required by the senior lenders.

   The senior secured credit facilities, and the $55.4 million loan agreement between Smart & Final and Casino USA, contain financial covenants requiring Smart & Final to maintain certain financial ratios. As a result of the reported loss for the fourth quarter and full year 1998, Smart & Final is not in compliance with these covenants. Casino USA has agreed to waive compliance with certain covenants under its loan agreement with Smart & Final until Smart & Final reports its second quarter 1999 earnings or August 31, 1999, whichever comes first. Smart & Final paid Casino USA $139,000 in connection with this waiver.

   See "Risk Factors--Recent covenant noncompliance and risks of default under senior debt" for additional information about the senior secured credit facilities.

Standby Purchase Agreement with Casino USA in this Rights Offering

   Pursuant to a Standby Purchase and Debt Reduction Agreement, Casino USA has agreed to acquire all of the shares offered by this prospectus that are not purchased by the other stockholders under the other stockholders' basic subscription privilege and oversubscription privilege. Depending on the number of shares purchased by others, Casino USA will hold between approximately 55% and 64.9% of the outstanding common stock after completion of the rights offering.

   Casino USA will pay for shares it purchases in the rights offering by reducing a $55.4 million debt Smart & Final owes Casino USA by the total subscription price due for those shares. If Casino USA's total subscription price exceeds $55.4 million, Casino USA will pay the excess in cash.

   Smart & Final has agreed to pay up to $450,000 in expenses incurred by Casino USA relating to the rights offering. Smart & Final will also issue to Casino USA 10,000 shares of common stock as a standby purchaser fee.

Board and Special Committee Approval of the Rights Offering and Casino USA Standby Agreement

   As Smart & Final negotiated a refinancing of its senior debt in the fall of 1998, it agreed with its bank lenders to restructure the then existing intercompany notes and advances with Casino USA into a new, subordinated note. We also determined that it would be advisable to increase equity capital to provide greater financial flexibility. Smart & Final and Casino USA also agreed that it would be in Smart & Final's best interests to reduce the $55.4 million debt owed by Smart & Final to Casino USA, through conversion to equity.

   At meetings on November 9, 1998, and December 4, 1998, the Board of Directors authorized Smart & Final to undertake a rights offering on terms substantially as set forth in this prospectus and established a special committee of the Board to review the terms of the rights offering. See "The Rights Offering--Reasons for the Rights Offering."

   The Board of Directors determined it prudent to appoint a committee of outside directors to review any proposal to exchange or issue equity securities in view of Casino USA's interest in any such proposal. The special committee consisted of directors Plaskett, Crull and McLaughlin, none of whom had or have any relationship with Casino USA or Smart & Final other than their status as board members of Smart & Final. Smart & Final's senior management also actively participated in considering and structuring the ultimate rights offering proposal.

   The special committee retained Merrill Lynch & Co. as its independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its independent counsel. The special committee met twice in November 1998, following which the special committee's financial advisor and a financial advisor to Casino USA had further discussions concerning the proposed terms of the rights offering, and the special committee proposed certain changes to the rights offering term sheet. The special committee met again on December 3, 1998, and unanimously approved the rights offering, substantially as reflected in this prospectus, as being in the best interests of Smart & Final.

   The following were among the factors considered by the special committee in support of its approval of the rights offering: the then current state of the financial markets, the relatively small size of the rights offering, the term sheet generally having customary parameters for a rights offering, the ability of all stockholders to participate in the rights offering, Casino USA's willingness to exchange its debt for additional equity, certain revisions in the terms of the rights offering resulting from the discussions noted above among the financial advisors, and the advice of the special committee's financial advisor. The special committee also considered two other factors in its decision to support of the rights offering: the possible increase in Casino USA ownership from approximately 55% to 64.9%, and the standby purchaser fee of 10,000 shares of common stock to be paid to Casino USA.

   The Board of Directors and the special committee specifically approved a formula for setting the subscription price so that the subscription price would be fixed at $0.75 per share less than the closing price per share on the NYSE on the day prior to the effective date of the registration statement to which this prospectus relates, rounded downward to the nearest multiple of $0.25. The subscription price has been determined by the special committee with the approval of the Board of Directors, and represents a discount to the market price of a share of the common stock on the date that the subscription price was determined, in accordance with the previously approved formula for that price referred to above.

   Neither the Board of Directors nor the special committee makes any recommendation to stockholders regarding the exercise of rights under this offering.

                              THE RIGHTS OFFERING

Reasons for the Rights Offering

   As part of Smart & Final's refinancing of its senior debt in November 1998, Smart & Final agreed with its banks to restructure the then existing intercompany notes and advances with Casino USA into a new, subordinated note. We also determined that it would be advisable to also increase equity capital to provide greater financial flexibility for Smart & Final. Smart & Final and Casino USA also agreed that it would be in Smart & Final's best interests to reduce our $55.4 million debt to Casino USA, through conversion to equity. After review by management and a special committee of the Board of Directors, and following the advice of outside financial advisors, this rights offering was determined to be the best approach to providing additional equity capital.

   In this rights offering, Casino USA has also agreed to convert up to all of the $55.4 million debt Smart & Final owes Casino USA into additional common stock. At the same time, other stockholders have the opportunity to maintain their percentage ownership in our company by exercising their rights. Net cash proceeds from the rights offering will be used to prepay senior debt owed to our other lenders.

   See "Relationship between Smart & Final and Casino USA" for more information about the $55.4 million debt owed to Casino USA, and "Risk Factors--Recent covenant noncompliance and risks of default under senior debt" for more information about the senior debt.

No Special Committee or Board Investment Recommendation to Stockholders

   Neither the Board of Directors nor the Board's special committee for the rights offering makes any recommendation to you about whether you should exercise any rights. If you do not exercise all of your rights, you will own a smaller percentage of the total outstanding common stock after completion of the rights offering. If you exercise rights, you risk investment loss on new money invested. Smart & Final does not ensure that the subscription price will remain below the market price for the common stock during the rights offering, or that anyone purchasing shares will be able to sell those shares in the future at a higher price. See "Risk Factors."

General Terms and Assumptions

  . The record date is May 12, 1999.

  . Only holders of record of common stock at the close of business on the record date, or those to whom rights have been validly transferred, may exercise rights. You are a record holder for this purpose only if your name is registered as a stockholder with our transfer agent, ChaseMellon Shareholder Services, L.L.C., as of the record date.

  . The text below generally assumes that you are a record holder of shares, unless otherwise noted.

  . If you own shares held in a brokerage, bank or other custodial or nominee account, you should promptly send the proper instruction form to your broker or other person holding your shares, in order to exercise rights. Your broker or other person holding your shares is the record holder and will have to act in order for you to exercise rights. We have asked the securities brokers and other nominee holders of our stock to contact you to obtain your instructions concerning rights you are entitled to exercise.

  . No interest will be paid on your funds delivered to exercise rights, regardless of whether the funds are applied to the purchase of shares or returned for any reason.

  . Smart & Final will not issue fractional shares, and will eliminate fractional shares in making any required allocations of shares under the rights offering.

  . If exercise of your rights would result in a fractional share, you must round down to purchase the nearest whole share or any lesser number of whole shares, at the subscription price per share.

ChaseMellon Shareholder Services, L.L.C.

   ChaseMellon Shareholder Services, L.L.C. is acting as the subscription agent for the rights offering under an agreement with Smart & Final.

   All subscription warrants, payments of the subscription price, nominee holder certifications, notices of guaranteed delivery, and DTC participant oversubscription exercise forms, to the extent applicable to your exercise of rights, must be delivered to ChaseMellon Shareholder Services, L.L.C. as follows:

   IF BY MAIL:                IF BY HAND:                IF BY OVERNIGHT COURIER:
   ChaseMellon Shareholder    ChaseMellon Shareholder    ChaseMellon Shareholder
   Services, L.L.C.           Services, L.L.C.           Services, L.L.C.
   Post Office Box 3301       120 Broadway, 13th Floor   85 Challenger Road--Mail Drop--Reorg
   South Hackensack, NJ 07606 New York, New York 10271   Ridgefield Park, NJ 07660
   Attn: Reorganization       Attn: Reorganization       Attn: Reorganization
    Department                 Department                 Department

   ChaseMellon Shareholder Services, L.L.C.'s facsimile number is (201) 296-
4293.

   The telephone number for confirmation of receipt of facsimiles is (201) 296-4860.

   Smart & Final will pay the fees and expenses of ChaseMellon Shareholder Services, L.L.C., except for fees, applicable brokerage commissions, taxes and other expenses relating to the sale of rights by ChaseMellon Shareholder Services, L.L.C., which will be for the account of the seller of the rights. Smart & Final has also agreed to indemnify ChaseMellon Shareholder Services, L.L.C. against certain liabilities in connection with the rights offering.

The Rights

   As soon as practicable after the date of this prospectus, Smart & Final is distributing, at no charge, to holders of its common stock on the record date transferable subscription rights to purchase additional shares of common stock. We are distributing one right for each share of common stock held on the record date.

   Smart & Final is sending a subscription warrant to each record holder along with this prospectus and related instructions to evidence the rights. In order to exercise rights, you must fill out and sign the appropriate subscription warrant and timely deliver it with full payment for the shares to be purchased.

   A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription warrants to represent shares held on the record date by their beneficial owners, upon proper showing to ChaseMellon Shareholder Services, L.L.C.

Basic and Oversubscription Privileges

   Basic Subscription Privilege. You are entitled to purchase one share of common stock at the subscription price for every 3.4884 rights exercised. Smart & Final has reserved a total of 6,486,406 shares of common stock for the exercise of the rights.

   Oversubscription Privilege. If you exercise your basic subscription privilege in full, you may also subscribe for additional shares that other stockholders may not purchase under their basic subscription privilege. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege. Smart & Final will not allocate to you more than the number of shares you have actually subscribed and paid for.

   You are not entitled to exercise the oversubscription privilege unless you have fully exercised your basic subscription privilege. For this purpose, you would only count the shares you own in your own name, and not other shares that might, for example, be jointly held with a spouse, held as a custodian for someone else, or held in an individual retirement account.

   You may elect to exercise the oversubscription privilege only at the same time you exercise your basic subscription privilege in full.

   If Smart & Final does not allocate to you all shares you have subscribed for under the oversubscription privilege, Smart & Final will refund by mail to you any payment you have made for shares which are not available to issue to you, as soon as practicable after completion of the rights offering.

   Banks, brokers and other nominees who exercise the oversubscription privilege on behalf of beneficial owners of shares must report certain information to ChaseMellon Shareholder Services, L.L.C. and Smart & Final and record certain other information received from each beneficial owner exercising rights. Generally, banks, brokers and other nominees must report (1) the number of shares held on the record date on behalf of each beneficial owner, (2) the number of rights as to which the basic subscription privilege has been exercised on behalf of each beneficial owner, (3) that each beneficial owner's basic subscription privilege held in the same capacity has been exercised in full, and (4) the number of shares subscribed for under the oversubscription privilege by each beneficial owner.

   If you complete the portion of the subscription warrant to exercise the oversubscription privilege, Smart & Final will rely on this as your certification that you have fully exercised your basic subscription privilege as described above.

Subscription Price

   The subscription price is $9.25 per share subscribed for, payable in cash. This price applies to the exercise of the basic subscription privilege and the oversubscription privilege.

   Smart & Final will accept any inadvertent subscription indicating a purchase of fractional shares by rounding downward to the nearest whole share and refunding without interest any payment received for a fractional share as soon as practicable.

Expiration Time and Date

   The basic subscription privilege and the oversubscription privilege both expire at 5:00 p.m., New York City time, on June 3, 1999. After the expiration date, rights will no longer be exercisable by anyone.

   In order to exercise rights in a timely manner, you must assure that ChaseMellon Shareholder Services, L.L.C. actually receives, prior to expiration of the rights, the properly executed and completed subscription warrant (or form of "Notice of Guaranteed Delivery"), together with full payment for all shares you wish to purchase.

Casino USA Standby Purchase and Debt Reduction Agreement.

   Casino USA holds 12,415,925 shares, or approximately 55%, of Smart & Final's outstanding common stock. Casino USA therefore has the same percentage of rights and shares available under the basic subscription privilege and oversubscription privilege.

   Pursuant to a Standby Purchase and Debt Reduction Agreement, Casino USA has agreed to acquire all of the shares offered under the rights offering that are not purchased by the other stockholders under the other stockholders' basic subscription privilege and oversubscription privilege. Depending on the number of shares purchased by others, Casino USA will hold between approximately 55% and 64.9% of the outstanding common stock after completion of the rights offering.

   Casino USA will pay for the shares it purchases in the rights offering by reducing a $55.4 million debt Smart & Final owes Casino USA by the total subscription price due for those shares. If Casino USA's total subscription price exceeds $55.4 million, Casino USA will pay the excess in cash.

   See "Relationship Between Smart & Final and Casino USA" for additional information concerning Casino USA and the standby agreement.

Conditions Relating to the Rights Offering

   If the Standby Purchase and Debt Reduction Agreement with Casino USA is not consummated in accordance with its terms for any reason, including the failure to satisfy applicable conditions specified in the agreement, Smart & Final will terminate the rights offering in its entirety. If the rights offering is terminated for this or any other reason, Smart & Final will instruct ChaseMellon Shareholder Services, L.L.C. to refund without interest to those persons who subscribed for shares in the rights offering all payments received by ChaseMellon Shareholder Services, L.L.C. from those subscribers.

   The material conditions to the standby agreement include the following, which must be satisfied or waived as of the date the rights expire:

  . Smart & Final must not have experienced any material adverse change affecting its business, prospects, financial position, stockholders' equity or results of operations;

  . the SEC must not have issued a stop order relating to the registration statement filed with the SEC relating to this prospectus;

  . representations made by the parties in the agreement must be true and correct;

  . Casino USA must have received an opinion of counsel and a letter from Smart & Final's certified public accountants as described in the standby agreement; and

  . the rights offering must have been completed in the manner described in this prospectus.

Expenses of the Rights Offering

   Smart & Final will pay from cash proceeds of the rights offering or available cash estimated expenses of approximately $1,500,000 relating to the rights offering incurred by Smart & Final. Included within these expenses, Smart & Final has agreed to pay up to $450,000 in expenses incurred by Casino USA relating to the rights offering. Smart & Final will also issue to Casino USA 10,000 shares of common stock as a standby purchaser fee.

Exercise of Rights

   Please do not send subscription warrants or related forms to Smart & Final. Please send the properly completed and executed form of subscription warrant with full payment to ChaseMellon Shareholder Services, L.L.C.

   You should read carefully the forms of subscription warrant and related instructions and forms which accompany this prospectus. You should call ChaseMellon Shareholder Services, L.L.C. (1-888-224-2745) promptly with any questions you may have.

   You may exercise your rights by delivering to ChaseMellon Shareholder Services, L.L.C., at the address specified in the instructions accompanying this prospectus, at or prior to expiration of the rights:

  . the properly completed and executed subscription warrant(s) which evidence your rights, and

  . payment in full of the subscription price for each share you wish to purchase under the basic subscription privilege and the oversubscription privilege.

   If you are not a broker, bank or other eligible institution, you must obtain a signature guarantee on the subscription warrant from a broker, bank or other institution eligible to guarantee signatures in order to transfer the subscription warrant in whole or to transfer a portion of your rights.

Required Forms of Payment

   If you exercise any rights, you must deliver full payment in the form of:

  . a check or bank draft drawn upon a U.S. bank, or U.S. postal money order, payable to ChaseMellon Shareholder Services, L.L.C. Subscription Agent, or

  . by wire transfer of funds to the account maintained by the ChaseMellon
    Shareholder Services, L.L.C. for this rights offering at The Chase Manhattan Bank, New York, NY, ABA No. 021 000 021, Attention: ChaseMellon Shareholder Services Reorg. Account: 323-213057 (Smart & Final Inc.).

   In order for you to timely exercise your rights, ChaseMellon Shareholder Services, L.L.C. must actually receive the subscription price before expiration of the rights in the form of:

  . a personal check which must have timely cleared payment,

  . a certified or cashier's check or bank draft drawn upon a U.S. bank or a U.S. postal money order, or

  . collected funds in ChaseMellon Shareholder Services, L.L.C.'s account designated above.

   Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration time to ensure that your check actually clears and the payment is received before that time. Smart & Final is not responsible for any delay in payment by you and suggests that you consider payment by means of certified or cashier's check, money order or wire transfer of funds.

Special Procedure under "Notice of Guaranteed Delivery" Form

   If you wish to exercise rights but cannot ensure that ChaseMellon Shareholder Services, L.L.C. will actually receive the executed subscription warrant before the expiration of the rights, you may alternatively exercise rights by causing all of the following to occur within the time prescribed:

  . Full payment must be received by ChaseMellon Shareholder Services, L.L.C.
    prior to the expiration time for all shares you desire to purchase under the basic and oversubscription privileges.

  . A properly executed "Notice of Guaranteed Delivery" substantially in the form distributed by Smart & Final with your subscription warrant must be received by ChaseMellon Shareholder Services, L.L.C. at or prior to the expiration time.

  . The "Notice of Guaranteed Delivery" must be executed by both you and one of the following: a member firm of a registered national securities exchange, an NASD member, a commercial bank or trust company having an office or correspondent in the United States, or other eligible guarantor institution qualified under a guarantee program acceptable to ChaseMellon Shareholder Services, L.L.C. The cosigning institution must guarantee in the Notice of Guaranteed Delivery that the subscription warrant will be delivered to ChaseMellon Shareholder Services, L.L.C. within three NYSE trading days after the date of the form. You must also provide in that form other relevant details concerning the intended exercise of rights.

  . The properly completed subscription warrant(s) with any required signature guarantee must be received by ChaseMellon Shareholder Services, L.L.C. within three NYSE trading days following the date of the related Notice of Guaranteed Delivery.

  . If you are a nominee holder of rights, the "Nominee Holder Certification" must also accompany the Notice of Guaranteed Delivery.

   A Notice of Guaranteed Delivery may be delivered to ChaseMellon Shareholder Services, L.L.C. in the same manner as subscription warrants at the address set forth above under "The Rights Offering--ChaseMellon Shareholder Services, L.L.C.," or may be delivered by telegram or facsimile transmission (telecopier no. (201) 296-4293). To confirm facsimile deliveries, please call (201) 296-4860.

   Additional copies of the form of Notice of Guaranteed Delivery are available upon request from ChaseMellon Shareholder Services, L.L.C., whose address and telephone numbers are set forth above.

Incomplete Forms; Insufficient or Excess Payment

   If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then Smart & Final is entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised based on the actual payment delivered.

   If your payment exceeds the amount required to pay for the shares you indicate in your subscription warrant, then Smart & Final is entitled to accept the excess payment as an exercise of the oversubscription privilege to the full extent of your payment.

   Smart & Final will return any payment not applied to the purchase of shares under the rights offering procedures to those who made these payments as soon as practicable by mail.

Exercise of Less Than All Rights

   If you subscribe for fewer than all of the shares represented by your subscription warrant, you may (1) direct ChaseMellon Shareholder Services, L.L.C. to attempt to sell your remaining rights, or (2) receive from ChaseMellon Shareholder Services, L.L.C. a new subscription warrant representing the unused rights. See "The Rights Offering--How to Transfer Rights" below.

Instructions to Nominee Holders

   If you are a broker, trustee or depository for securities or other nominee holder of common stock for beneficial owners of the stock, Smart & Final is requesting you to contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.

   To the extent so instructed, nominee holders should complete appropriate subscription warrants on behalf of beneficial owners and, in the case of any exercise of the oversubscription privilege, the related form of "Nominee Holder Certification," and submit them on a timely basis to ChaseMellon Shareholder Services, L.L.C. with the proper payment.

Risk of Loss on Delivery of Subscription Warrant Forms and Payments

   Each holder of rights bears all risk of the method of delivery to ChaseMellon Shareholder Services, L.L.C. of subscription warrants and payments of the subscription price.

   If subscription warrants and payments are sent by mail, you are urged to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to ChaseMellon Shareholder Services, L.L.C. and clearance of payment prior to the expiration time.

   Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check, money order or wire transfer of funds.

How Procedural and Other Questions Are Resolved

   Smart & Final is entitled to determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. This determination will be final and binding. Smart & Final, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise or any right because of any defect or irregularity.

   Subscription warrants will not be considered received or accepted until all irregularities have been waived or cured within such time as Smart & Final determines, in its sole discretion. Neither Smart & Final nor ChaseMellon Shareholder Services, L.L.C. have any duty to give notification of any defect or irregularity in connection with the submission of subscription warrants or any other required document. They will not incur any liability for failure to give such notification.

   Smart & Final reserves the right to reject any exercise of rights if the exercise does not comply with the terms of the rights offering or is not in proper form or if the exercise of rights would be unlawful or materially burdensome. See "The Rights Offering--Right to Block Exercise Due to Regulatory Issues" below.

Questions and Assistance Concerning the Rights

   You should direct any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus, forms of instructions or the Notice of Guaranteed Delivery to ChaseMellon Shareholder Services, L.L.C., at 450 W. 33rd Street, 14th Floor, New York, New York 10001 (telephone: banks and brokers (212) 273-8070, collect; all others (888) 224-2745).

No Revocation

   Once you have exercised the basic subscription privilege or the oversubscription privilege, you may not revoke or change your exercise.

How to Transfer Rights

   There has been no prior trading in the rights. Smart & Final provides no assurance that a trading market will develop or, if a market develops, that the market will remain available for a sufficient time to complete any transfer of rights.

   You may transfer all of the rights evidenced by a single subscription warrant by signing the subscription warrant for transfer in accordance with the appropriate form printed on the subscription warrant.

   You may transfer a portion of the rights evidenced by a single subscription warrant by delivering to ChaseMellon Shareholder Services, L.L.C. the subscription warrant properly signed for transfer, with separate written instructions to register a portion of the rights in the name of your transferee and to issue a new subscription warrant to the transferee covering the transferred rights. In that event and by appropriate written instructions, you may elect to receive a new subscription warrant covering the rights you did not transfer, or may request ChaseMellon Shareholder Services, L.L.C. to sell your retained rights in the manner described below.

   Smart & Final anticipates that the rights will be eligible to trade on the NYSE under the symbol "SMF Rt" until the close of business on the last trading day prior to the expiration date. Smart & Final cannot ensure that there will be a trading market for the rights, that any market that does develop will continue through the rights offering, or that stockholders will be able to sell rights.

   You may elect to request ChaseMellon Shareholder Services, L.L.C. to sell all or part of your rights by delivering to ChaseMellon Shareholder Services, L.L.C. your subscription warrant properly executed for sale by ChaseMellon Shareholder Services, L.L.C. If you request that only a portion of your rights be sold, you should indicate in writing what action should be taken as to the rights you are not selling.

   If you request ChaseMellon Shareholder Services, L.L.C. to sell rights, your subscription warrant signed as provided above must be received by ChaseMellon Shareholder Services, L.L.C. at or prior to 11:00 a.m., New York City time, on May 28, 1999.

   Promptly following the expiration time, ChaseMellon Shareholder Services, L.L.C. will send you a check for the net proceeds from the sale of any rights sold on your behalf. To the extent rights have been sold, all of the sales for those requesting this service shall be considered together and effected at the weighted average sale price of all rights sold by the ChaseMellon Shareholder Services, L.L.C. in this rights offering, less the pro rata portion of any applicable brokerage commissions, taxes and other expenses.

   Smart & Final cannot ensure that a market will develop for the rights or that ChaseMellon Shareholder Services, L.L.C. will be able to sell any rights. ChaseMellon Shareholder Services, L.L.C.'s obligation to execute orders is subject to its ability to find buyers. If less than all sales orders received by ChaseMellon Shareholder Services, L.L.C. can be filled, sales proceeds will be prorated among those requesting the sales based upon the number of rights each holder of rights has requested ChaseMellon Shareholder Services, L.L.C. to sell. All sale orders properly received by the above deadline will be treated on a pro rata basis without regard to the actual date of delivery.

   If rights cannot be sold by ChaseMellon Shareholder Services, L.L.C. by 5:00 p.m. New York City time, on May 28, 1999, they will be returned promptly by mail to the holders who delivered them.

   If you wish to transfer all or a portion of your rights, you should allow a sufficient amount of time prior to the expiration time for (1) the transfer instructions to be received and processed by ChaseMellon Shareholder Services, L.L.C., (2) new subscription warrants to be issued and transmitted and (3) the rights evidenced by the new subscription warrants to be exercised or sold by the intended recipients.

   It may require from two to ten business days, or more, to complete transfers of rights, depending upon how you deliver the subscription warrant and payment and the number of transactions you request. Neither Smart & Final nor ChaseMellon Shareholder Services, L.L.C. will be liable to you or any transferee of rights if subscription warrants or any other required documents are not received in time for exercise or sale prior to the expiration time.

   If you exercise or sell rights in part, a new subscription warrant for the remaining rights will be issued to you only if ChaseMellon Shareholder Services, L.L.C. receives a properly endorsed subscription warrant from you no later than 5:00 p.m., New York City time, on the fifth business day prior to the expiration date. It will not issue new subscription warrants for partially exercised or sold warrants submitted after that time and date. If you do submit a partial exercise or sale after that time and date, you will not be able to exercise the unexercised or unsold rights.

   Unless you make other arrangements with ChaseMellon Shareholder Services, L.L.C., a new subscription warrant issued after 5:00 p.m., New York City time, on the fifth business day before the expiration date will be held for pick-up by you at the ChaseMellon Shareholder Services, L.L.C.'s hand delivery address provided above.

   If you request a reissuance of a subscription warrant, the delivery of that document will be at your risk.

   You, and not Smart & Final or ChaseMellon Shareholder Services, L.L.C., will be responsible for paying any commissions, fees and other expenses (including brokerage commissions and transfer taxes) you may incur for a purchase, sale or exercise of rights.

   If you do not exercise your rights prior to the expiration time, those rights will expire and will no longer be exercisable.

Procedures for Nominees Who Are DTC Participants

   Smart & Final anticipates that you may transfer rights, or exercise the basic subscription privilege (but not the oversubscription privilege) through, the facilities of the Depository Trust Company, generally known as "DTC." If you exercise the basic subscription privilege through DTC, you may exercise your oversubscription privilege by properly executing and delivering to ChaseMellon Shareholder Services, L.L.C., at or prior to the time the rights expire, a "DTC Participant Oversubscription Exercise Form" and a related "Nominee Holder Certification," together with payment of the appropriate subscription price for the number of shares for which the oversubscription privilege is to be exercised. You may obtain copies of these forms from ChaseMellon Shareholder Services, L.L.C. at the telephone numbers listed above.

Foreign and Unknown Addresses

   Smart & Final is not mailing subscription warrants to stockholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the subscription warrants will be held by ChaseMellon Shareholder Services, L.L.C. for those stockholders. To exercise their rights, these stockholders must notify ChaseMellon Shareholder Services, L.L.C. prior to 11:00 a.m., New York City time, on June 1, 1999. At that time, if a foreign holder has not given any other instructions, these rights will be sold, subject to availability of buyers. If the rights can be sold, a check for the proceeds from the sale of these rights, less a pro rata portion of any applicable brokerage commissions, taxes and other expenses, will be sent by mail to the foreign holders. These sales for foreign holders will be aggregated so that each foreign holder will receive a weighted average price for the sales, if any.

   If you have sold rights through ChaseMellon Shareholder Services, L.L.C. but it does not know your address or cannot otherwise make delivery of sale proceeds to you, your sale proceeds will be held in a special account. These proceeds will be delivered to Smart & Final if you do not claim them within two years after the expiration date of the rights offering.

Right to Block Exercise Due to Regulatory Issues

   Smart & Final reserves the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. Smart & Final is not undertaking to pay for any expenses incurred in seeking that clearance or approval.

   Smart & Final is not offering or selling, or soliciting any purchase of, rights or underlying shares in any state or other jurisdiction in which this is not permitted. Smart & Final reserves the right to delay the commencement of the rights offering in certain states or other jurisdictions if necessary to comply with local laws. However, Smart & Final may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in the rights offering in order to carry out the rights offering in that state or jursidiction.

No Adjustment to Outstanding Stock Options or Other Stock Awards

   Smart & Final will not, solely as a result of the rights offering, adjust the number of shares of common stock reserved for issuance under its stock award plans for employees and other eligible participants or the number of shares subject to outstanding awards of stock options or awards of restricted stock.

Amendment, Extension and Withdrawal

   If the standby agreement with Casino USA is not consummated, Smart & Final will terminate the rights offering in its entirety and refund all funds received from the exercise of rights, as described under "The Rights Offering-- Conditions Relating to the Rights Offering." Smart & Final has agreed with Casino USA not to withdraw the rights offering once the offering has commenced. With the prior consent of Casino USA, Smart & Final may withdraw, amend or extend this rights offering.

   Subject to the foregoing, Smart & Final reserves the right to withdraw the rights offering at any time prior to the expiration date and for any reason, in which event all funds received in the rights offering will be returned to those persons who subscribed for shares in the rights offering.

Issuance of Stock Certificates

   Stock certificates for shares purchased in the rights offering will be issued as soon as practicable after the expiration date. ChaseMellon Shareholder Services, L.L.C. will deliver subscription payments to Smart & Final only after consummation of the rights offering and the issuance of stock certificates to those exercising rights. If you exercise the oversubscription privilege but are not allocated all of the shares you asked to purchase, the excess funds you paid will be returned to you as soon as practicable after the expiration date.

   If you exercise rights, you will have no rights as a stockholder until certificates representing shares you purchased are issued. Unless otherwise instructed in your subscription warrant form, shares purchased by the exercise of rights will be registered in the name of the person exercising the rights.

Certain Federal Income Tax Consequences

   General. This section discusses certain federal income tax consequences of the rights offering to (1) beneficial owners of common stock upon distribution of the rights, and (2) holders of rights upon the exercise and disposition of the rights. The discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively.

   The discussion is limited to U.S. taxpayers who hold common stock, and will hold the rights and any shares acquired upon the exercise of rights, as capital assets (generally, property held for investment). The discussion does not include any tax consequences under state, local and foreign law. Financial institutions, broker-dealers, nominee holders of common stock or rights, life insurance companies, tax-exempt organizations and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

   Holders should consult their own tax advisors concerning their own respective tax situations or special tax considerations that may apply to them, including without limitation foreign, state and local laws that may apply.

   Distribution of Rights. Owners of common stock will not recognize taxable income solely as a result of the distribution of the rights.

   Exercise of the Rights and Basis and Holding Period of the Common
Stock. Holders of rights will not recognize any gain or loss upon the exercise of rights. The basis of the shares acquired through exercise of the rights will be equal to the sum of the subscription price for rights exercised and the holder's basis in such rights (if any).

   The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.

   Sale of Shares. An owner of shares will recognize gain or loss upon the sale of shares acquired by exercise of rights in an amount equal to the difference between the amount realized and the stockholder's basis in the shares. The gain or loss so recognized will be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year, assuming the stockholder holds the shares as a capital asset.

   Basis and Holding Period of the Rights. The tax basis of the rights for an owner of common stock who receives a distribution of rights will be zero, assuming the following exceptions do not apply. If, however, either (1) the fair market value of the rights on the date of distribution is 15% or more of the fair market value (on the date of distribution) of the common stock held, or (2) the stockholder elects to allocate the basis of common stock to the rights in the holder's federal income tax return for the taxable year in which the rights are received, then upon exercise or transfer of the rights, the stockholder's basis in such common stock will be allocated between the common stock and the rights in proportion to the fair market values of each on the date of distribution.

   The holding period of a stockholder with respect to the rights received as a distribution on such stockholder's common stock will include the stockholder's holding period for the common stock with respect to which the rights were distributed.

   In the case of a purchaser of rights, the tax basis of such rights will be equal to the purchase price paid therefor, and the holding period for such rights will commence on the day following the date of the purchase.

   Transfer of the Rights. A holder or purchaser of rights who sells the rights prior to exercise will recognize capital gain or loss equal to the difference between the sale proceeds and the basis (if any) in the rights sold, if the common stock would be a capital asset in the hands of such purchaser.

   Lapse of the Rights. If rights expire prior to sale or other disposition of the rights, the holders of those rights will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, owned by such holders.

   Purchasers of the rights will recognize a loss equal to their tax basis in the rights, if such rights expire unexercised. Any loss recognized on the expiration of the rights acquired by a purchaser will be a capital loss if the common stock would be a capital asset in the hands of the purchaser.

   Information Reporting and Backup Withholding. Holders who sell rights and receive payments may be subject to backup withholding at the rate of 31% on the payments unless the holder (1) is a corporation or is otherwise exempt and demonstrates the basis for the exemption if so required, or (2) provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding. Any amount withheld under these rules will be credited against such holder's federal income tax liability. Smart & Final may require holders to establish their exemptions from backup withholding or to arrange for payment of backup withholding.

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for Smart & Final by Donald G. Alvarado, Esq., Senior Vice President, Law/Development of Smart & Final.

                                    EXPERTS

   The financial statements and schedules incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth expenses in connection with the issuance and distribution of the securities being registered. All amounts shown are estimated, except the SEC registration fee.

   SEC registration fee............................................  $   16,680
   Subscription Agent fees and expenses............................      70,000
   Information Agent fees and expenses.............................      25,000
   Registration Agent fees and expenses............................      55,000
   Legal fees and expenses (including blue sky fees and expenses)..     340,000
   Accounting fees.................................................      40,000
   Printing and mailing expenses...................................     200,000
   Special Committee Financial Advisor fees and expenses...........     110,000
   Special Committee legal counsel fees and expenses...............      95,000
   Special Committee expenses......................................      20,000
   NYSE listing fees...............................................      45,000
   Fees and expenses incurred by Casino USA and reimbursed by the
    registrant.....................................................     450,000
   Miscellaneous...................................................      30,000
                                                                     ----------
     Total.........................................................  $1,496,680
                                                                     ==========

Item 15. Indemnification of Directors and Officers.

   Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation of the Registrant contains provisions which eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty other than liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under
Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

   Section 145 of the DGCL permits, and under certain circumstances requires, the Registrant to indemnify its directors, officers, employees, and agents subject to certain conditions and limitations. The Registrant's Bylaws contain provisions to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. In addition, the Registrant maintains officers' and directors' liability insurance which insures against liabilities that its officers and directors may incur in such capacities. A Registration Rights Agreement dated as of August 6, 1991, among the Registrant, Casino USA, Inc. and Robert J. Emmons, provides for indemnification by Casino USA, Inc. and Mr. Emmons of the directors and officers of Smart & Final signing a statement filed pursuant to such agreement and certain controlling persons of Smart & Final against certain liabilities, including those arising under the Securities Act.

Item 16. Exhibits.

   A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by this reference.

   All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are inapplicable or the required information has otherwise been omitted.

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   Provided, however, that paragraphs (1) (i) and (ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Commerce, State of California, on May 3, 1999.

                                          SMART & FINAL INC.


                                          By:    /s/ Martin A. Lynch
                                             -----------------------------------
                                                     Martin A. Lynch
                                                Executive Vice President,
                                            Principal Financial Officer, and
                                             Principal Accounting Officer of
                                                   Smart & Final Inc.

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                              Title                   Date
              ---------                              -----                   ----

                  *                    Chairman of the Board,             May 3, 1999
______________________________________ Chief Executive Officer,
            Ross E. Roeder             and Director
                                       (Principal Executive Officer)

         /s/ Martin A. Lynch           Executive Vice President and       May 3, 1999
______________________________________ Chief Financial Officer
           Martin A. Lynch             (Principal Financial Officer
                                       and Principal Accounting Officer)


______________________________________ Director
         Jean-Louis Bourgier


______________________________________ Director
            Pierre Bouchut
                  *
______________________________________ Director                           May 3, 1999
        Christian P. Couvreux

                  *
______________________________________ Director                           May 3, 1999
            Timm F. Crull


              Signature                              Title                   Date
              ---------                              -----                   ----


______________________________________ Director
            James S. Gold


______________________________________ Director
           Antoine Guichard

                  *
______________________________________ Director                           May 3, 1999
         David J. McLaughlin

                  *
______________________________________ Director                           May 3, 1999
          Thomas G. Plaskett

                  *
______________________________________ Director                           May 3, 1999
          Etienne Snollaerts


*By:      /s/ Martin A. Lynch
    ________________________________
Martin A. Lynch, as attorney-in-fact
    pursuant to power of attorney
     previously filed with this
       registration statement

                               INDEX TO EXHIBITS

 Exhibit
 Number  Description
 ------- -----------
  4.1    Form of Subscription Warrant
  5.1    Opinion of Donald G. Alvarado, Esq., Senior Vice President,
          Law/Development of
          Smart & Final Inc.
 23.1    Consent of Arthur Andersen LLP
 23.2    Consent of Donald G. Alvarado, Esq. (included in Exhibit 5.1)
 99.1    Form of Subscription Agent Agreement between Smart & Final Inc. and
          ChaseMellon Shareholder Services, L.L.C.
 99.2    Form of Information Agent Agreement between Smart & Final Inc. and
          ChaseMellon Shareholder Services, L.L.C.
 99.3    Form of Standby Stock Purchase and Debt Reduction Agreement between
          Smart & Final Inc. and Casino USA, Inc.
 99.4    Form of Instructions as to Use of Subscription Warrant
 99.5    Form of Notice of Guaranteed Delivery
 99.6    Form of Letter to Stockholders of Record
 99.7    Form of Letter from Brokers or other Nominees to Beneficial Owners of
          Common Stock
 99.8    Form of Instructions by Beneficial Owners to Brokers or Other Nominees
 99.9    Form of Announcement of Filing Registration Statement
 99.10   Form of Letter to Dealers and Other Nominees
 99.11   Consent from Merrill Lynch & Co.
 99.12   Form of Letter Agreement between Smart & Final Inc. and Merrill Lynch
          & Co. and Merrill Lynch, Pierce, Fenner & Smith, Incorporated